UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 25, 2014

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

First Quarter 2014 Results

Buenos Aires, April 25, 2014 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the first quarter ended March 31, 2014.

Petrobras Argentina’s net income for 2014 first quarter was a P$698 million gain. Petrobras Argentina’s gain in 2013 first quarter was P$225 million.

The rise in net income of P$473 million is mainly attributable to an increase in operating income of P$616 million and an improvement in financial income of P$210 million, partially offset by a higher income tax charge.

Income Statement

Sales

Gross profit

Equity in earnings of affiliates

Operating Income

Financial income (expense)

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2014 quarter, net sales increased P$449 million to P$2,310 million.

Crude oil sales increased P$289 million to P$1,780 million in 2014 quarter, mainly as a result of an improvement in average sales prices. These positive effects were partially offset by a decline in sales volumes attributable to the sale of interest in Puesto Hernández Joint Venture (UTE) in January 2014 and, to a lesser extent, the natural decline of mature fields.

Gas sales increased P$170 to P$508 million in 2014 quarter, mainly due to an improvement in average sales prices derived from the recognition of increased non-conventional gas (Gas Plus) production prices in the Neuquén basin. Sales volumes did not reflect significant changes and totaled 257 MMcf/d in 2014 quarter, with an increase in production from the Neuquén basin due to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields.

 * Gross profit was P$1,056 million in 2014 quarter and P$618 million in 2013 quarter. Margin on sales rose to 45.7% in 2014 quarter from 33.2% in 2013 quarter, as a result of the improvement in average sales prices mentioned above, partially offset by an increase in the lifting cost.

Refining and Distribution

* Sales in the Refining business unit rose P$803 million to P$2,471 million in 2014 quarter, mainly due to the recovery of refined products sales prices, partially offset by lower crude oil sales volumes of P$64 million.

In 2014 quarter, total sales volumes of refined products showed an increase of 3.3% to 467.2 thousand cubic meters from 451.8 thousand cubic meters in 2013 quarter attributable to a rise in light fuel sales which was offset by a decline in heavy products.

* Gross profit totaled P$252 million in 2014 quarter and P$142 million in 2013 quarter, with margins on sales of 10.2% and 8.5% in 2014 and 2013 quarters, respectively. This improvement is primarily attributable to the recovery of sales prices, partially offset by an increase in purchase costs for supplies.

Petrochemicals

* In 2014 quarter, sales rose P$326 million to P$1,088 million as a consequence of an increase in sales of styrenics and sales related to the catalytic reformer plant operations.

Styrenic products sales revenues rose P$215 million to P$692 million as a result of a 56.5% improvement in average sales prices, in line with international reference prices, partially offset by a 7.3% decline in sales volumes attributable to reduced exports.

Sales revenues resulting from the catalytic reformer plant operations rose P$111 million to P$396 million, mainly due to a 51.9% improvement in average prices, partially offset by an 8.5% decline in sales volumes.

* Gross profit totaled P$245 million in 2014 quarter and P$108 million in 2013 quarter. Gross margin on sales increased to 22.5% in 2014 quarter from 14.2% in 2013 quarter mainly due to the improvement in international spreads of styrenic products.

Gas and Energy

Marketing and Transportation of Gas

* In 2014 quarter sales revenues rose P$178 million to P$597 million mainly due to higher sales of natural gas. As a result of changes in the allocation of liquid fuel sales among business units, as from 2014 quarter liquid fuels are sold to third parties by the Petrochemicals and Refining and Distribution segments and in 2013 quarter accounted for sales revenues of P$68 million.

Revenues from gas sales rose P$246 million to P$597 million in 2014 quarter primarily due to an improvement in average sales prices and, to a lesser extent, a 4.7% increase in sales volumes to 269 MMcf/d in 2014 quarter. The improvement in average sales prices was mainly attributable to increased sales volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and a change in the customers mix, with an increased share of sales to industries and generation companies with higher average sales prices, as a consequence of a reduced consumption at Genelba Power Plant of gas produced by the Company.

* Gross profit totaled P$41 million and P$29 million in 2014 and 2013 quarters, respectively. Gross margin on sales was 6.9% in both quarters.

Electricity

* As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the Secretary of Energy provided for regulatory changes in the Wholesale Electricity Market (WEM), with operations of Genelba Combined Cycle and Pichi Picún Leufú Hydroelectric Complex falling within the scope of this Resolution. This new scheme involves changes in the compensation of generation companies according to their production scale and technology, as well as centralization of contracts in CAMMESA, both of electric power and fuels and related supplies, resulting in an equivalent lower level of sales and costs.

* In 2014 quarter, net sales for electricity generation decreased P$69 million to P$335 million, mainly as a consequence of the above mentioned regulatory changes in the WEM.

Sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,851 Gwh in 2014 quarter and 1,933 Gwh in 2013 quarter, with a 72 GWh decline in Pichi Picún Leufú as a result of the lower water supply in 2014 quarter, partially offset by increased volumes from Genelba Plus.

* Gross profit totaled P$102 million in 2014 quarter and P$52 million in 2013 quarter, with gross margins on sales of 30.4% and 12.9% in 2014 and 2013 quarters, respectively. The improvement in 2014 quarter is primarily attributable to higher volumes sold by Genelba Plus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2014

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney